UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Fulgent Genetics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

359664109

(CUSIP Number)

Han Lin Gao

c/o Fulgent Genetics, Inc.

4978 Santa Anita Avenue, Suite 205

Temple City, California 91780

(626) 350-0537

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Scott M. Stanton, Esq.

Melanie Ruthrauff Levy, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.

3580 Carmel Mountain Road, Suite 300

San Diego, California 92130

(858) 314-1500

September 12, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 359664109	Page 2 of 5

(1)	Names of reporting persons Han Lin Gao
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO1
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization People’s Republic of China
Number of	(7)	Sole voting power 1,267,659[2]
shares beneficially owned by	(8)	Shared voting power
each reporting person	(9)	Sole dispositive power 1,267,659[2]
with:	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 1,767,659[2]
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.6% [3]
(14)	Type of reporting person (see instructions) IN
[1]

The shares of Common Stock of the Issuer (each as defined below) beneficially owned by Dr. Han Lin Gao were acquired upon completion of a reorganization transaction pursuant to which Fulgent Therapeutics LLC (“Fulgent Therapeutics”) became a wholly owned subsidiary of the Issuer (the “Reorganization”), which was completed on September 30, 2016, in connection with the Issuer’s initial public offering (the “IPO”) and which is described in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-213469), related to the IPO (the “Registration Statement”). See Item 3 of this Schedule 13D for additional information.

[2]	Includes 500,000 shares held in a blind trust. Han Lin Gao is the settlor and sole beneficiary of such blind trust.
[3]

Calculated based on 18,486,137 shares of common stock outstanding as of August 9, 2019, as reported in the Issuer’s Registration Statement on Form S-3, as amended (File No. 333-233227) as filed with the SEC on August 12, 2019 (the “Shelf Registration Statement”).

SCHEDULE 13D

CUSIP No. 359664109	Page 3 of 5

Item 1.	Security and Issuer.

This amended and restated Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Fulgent Genetics, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4978 Santa Anita Avenue, Temple City, California 91780.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Dr. Han Lin Gao (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o Fulgent Genetics, Inc., 4978 Santa Anita Avenue, Temple City, California 91780.

(c) The Reporting Person serves as Chief Scientific Officer of the Issuer.

(d)–(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock of the Issuer beneficially owned by the Reporting Person were acquired upon completion of the Reorganization. In the Reorganization, all of Fulgent Therapeutics’ Class D voting common units were cancelled in exchange for shares of the Issuer’s Common Stock at a ratio of 7.6-for-1. The Reporting Person acquired 1,767,659 shares of Common Stock of the Issuer in the Reorganization in exchange for the cancellation of 13,434,211 Class D voting common units of Fulgent Therapeutics.

On September12, 2019, the Reporting Person transferred 500,000 shares of Common Stock of the Company (the “Shares”) to a blind trust (the “Blind Trust”) established by the Reporting Person pursuant to a Blind Trust Agreement. The Reporting Person is not a trustee of the Blind Trust and does not have any voting or dispositive power over the Shares. Raymond James Trust, N.A., is the trustee of the Blind Trust and has sole voting and dispositive control over the Shares held by the Blind Trust. The Shares were transferred to the Blind Trust without consideration.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference.

The Reporting Person holds the shares of Common Stock reported in this Schedule 13D for general investment purposes. The Reporting Person may, from time to time, acquire additional, or dispose of, shares of Common Stock or other securities of the Issuer, in his capacity as Chief Scientific Officer of the Issuer or otherwise, or engage in discussions with the Issuer concerning investments in the Issuer. The Reporting Person intends to review his ownership of Common Stock on a continuing basis and, depending upon the price and availability of shares of Common Stock of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, the Reporting Person may decide at any time to increase or to decrease the size of his holdings of the Issuer’s securities.

As more fully discussed in amended Item 6, on September12, 2019 the Reporting Person contributed shares in the issuer to Raymond James Trust, N.A., as Trustee, under a Blind Trust Agreement. The purpose of the Blind Trust Agreement was solely to allow for professional investment management of the assets contributed to the trust for the benefit of the Reporting Person.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 1,767,659 shares of Common Stock of the Issuer, representing 9.6% of all of the outstanding shares of Common Stock of the Issuer.

The percentage set forth in this Item 5(a) is based on 18,486,137 shares of common stock outstanding as of August 9, 2019, as reported in the Shelf Registration Statement.

(b) The Reporting Person has sole power to vote or direct the vote and dispose or direct the disposition of 1,267,659 shares of the 1,767,659 shares of Common Stock that he holds of record. As a result, the Reporting

SCHEDULE 13D

CUSIP No. 359664109	Page 4 of 5

Person has the sole power to vote or direct the vote and dispose or direct the disposition of 1,267,659 shares of Common Stock of the Issuer as of and within sixty (60) days after September 12, 2019. The Reporting Person does not have shared power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

(c) Transactions in issuer’s securities during past 60 days: The Reporting Person has contributed 500,000 shares to Raymond James Trust, N.A., as Trustee of the Blind Trust.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 12, 2019 the Reporting Person contributed 500,000 shares in the issuer to Raymond James Trust, N.A., as Trustee of the Blind Trust, under a Blind Trust Agreement. The Trustee holds all voting and dispositive power over the Reporting Person’s beneficially owned shares of the Issuer’s common stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Title

SCHEDULE 13D

CUSIP No. 359664109	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2019	/s/ Han Lin Gao
Han Lin Gao